# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barnes & Noble Education, Inc., CIK 0001634117
CUSIP: 06777U101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 120 Mountain View Blvd, Basking Ridge, New Jersey (NJ), 07920
Date of event which requires filing of this statement: 12/16/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-241371
Filed by CIK 0001769965

## Reporting persons
- Lids Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- TopLids LendCo, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,960,467; sole dispositive power 0; shared dispositive power 2,960,467; aggregate amount beneficially owned 2,960,467 (9.8% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024. Each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- Fanatics Leader Topco, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,976,614; sole dispositive power 0; shared dispositive power 2,976,614; aggregate amount beneficially owned 2,976,614 (9.85% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 11,539 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power and (3) 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024, with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- Fanatics Lids College, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,608; sole dispositive power 0; shared dispositive power 4,608; aggregate amount beneficially owned 4,608 (0.02% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- FanzzLids Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,965,075; sole dispositive power 0; shared dispositive power 2,965,075; aggregate amount beneficially owned 2,965,075 (9.81% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power and (2) 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024, with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- Fanatics Leader Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,965,075; sole dispositive power 0; shared dispositive power 2,965,075; aggregate amount beneficially owned 2,965,075 (9.81% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power and (2) 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024, with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- Kynetic F, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,976,614; sole dispositive power 0; shared dispositive power 2,976,614; aggregate amount beneficially owned 2,976,614 (9.85% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 11,539 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power and (3) 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024, with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.
- Michael G. Rubin: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,976,614; sole dispositive power 0; shared dispositive power 2,976,614; aggregate amount beneficially owned 2,976,614 (9.85% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents (1) 11,539 shares of Common Stock directly held by Fanatics Leader Topco, Inc. and beneficially owned by Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power, (2) 4,608 shares of Common Stock directly held by Fanatics Lids College, Inc. and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin with respect to which each of the foregoing persons have shared dispositive power and voting power and (3) 2,960,467 shares of Common Stock directly held by TopLids LendCo, LLC and beneficially owned by FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin following the sale of 1,488,461 shares of Common Stock by TopLids LendCo, LLC in open market transactions on December 16, 2024, with respect to which each of the foregoing persons have shared dispositive power and voting power.
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 30,213,916 shares of common stock, par value $0.01 per share (the "Common Stock") of the Issuer, which is the total number of Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2024.

## Item 1. Issuer
Name of issuer: Barnes & Noble Education, Inc.
Address of issuer's principal executive offices: 120 Mountain View Blvd, Basking Ridge, NJ 07920

## Item 2. Person Filing
Name of person filing:
1. Lids Holdings, Inc.
2. TopLids LendCo, LLC
3. Fanatics Leader Topco, Inc.
4. Fanatics Lids College, Inc.
5. FanzzLids Holdings, LLC
6. Fanatics Leader Holdings, LLC
7. Kynetic F, LLC
8. Michael G. Rubin
Address of principal business office or, if none, residence:
For Lids Holdings, Inc., TopLids LendCo, LLC, Fanatics Leader Topco, Inc., Fanatics Lids College, Inc., FanzzLids Holdings, LLC and Fanatics Leader Holdings, LLC:

95 Morton Street
New York, NY 10014

For Kynetic F, LLC and Michael G. Rubin:

225 Washington Street, 3rd Floor
Conshohocken, PA 19428
Citizenship: Lids Holdings, Inc., Fanatics Lids College, Inc., TopLids LendCo, LLC, FanzzLids Holdings, LLC, Fanatics Leader Topco, Inc., Fanatics Leader Holdings, LLC and Kynetic F, LLC are each companies incorporated or organized under the laws of Delaware. Michael G. Rubin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,976,614
Percent of class: 9.85%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,976,614
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,976,614

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
By virtue of the relationships as described above in Item 4, the Reporting Persons may be deemed to be a group.

Exhibits.

Joint Filing Agreement dated June 18, 2024, by and among Lids Holdings, Inc., Fanatics Lids College, Inc., TopLids LendCo, LLC, FanzzLids Holdings, LLC, Fanatics Leader Holdings, LLC, Fanatics Leader Topco, Inc., Kynetic F, LLC and Michael G. Rubin.*

*Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lids Holdings, Inc.: /s/ Thomas H. Ripley, Thomas H. Ripley, President (12/19/2024)
- TopLids LendCo, LLC: /s/ Thomas H. Ripley, Thomas H. Ripley, President (12/19/2024)
- Fanatics Leader Topco, Inc.: /s/ Glenn H. Schiffman, Glenn H. Schiffman, Chief Financial Officer (12/19/2024)
- Fanatics Lids College, Inc.: /s/ Thomas H. Ripley, Thomas H. Ripley, President (12/19/2024)
- FanzzLids Holdings, LLC: /s/ Lawrence S. Berger, Lawrence S. Berger, President (12/19/2024)
- Fanatics Leader Holdings, LLC: /s/ Glenn H. Schiffman, Glenn H. Schiffman, Chief Financial Officer (12/19/2024)
- Kynetic F, LLC: /s/ Michael G. Rubin, Michael G. Rubin, Managing Member (12/19/2024)
- Michael G. Rubin: /s/ Michael G. Rubin, Michael G. Rubin (12/19/2024)